Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dr. Reddy’s Laboratories Limited:

We consent to the incorporation by reference in the registration statements (Nos. 333-101013 and 333- 141072) on Form S-8 and (No. 333-138608) on Form F-3 of Dr. Reddy’s Laboratories Limited (“the Company”) of our reports dated June 25, 2014 with respect to the consolidated statement of financial position of the Company as of March 31, 2014 and 2013, and the related consolidated income statement, consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three year period ended March 31, 2014, and the effectiveness of internal control over financial reporting as of March 31, 2014, which reports appear in the March 31, 2014 annual report on Form 20-F of the Company.

KPMG

Hyderabad, India

June 25, 2014